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                                                                      EXHIBIT 23



                          INDEPENDENT AUDITOR'S CONSENT


The Employee Benefits Committee and Participants
Noble Energy, Inc. Thrift and Profit Sharing Plan

We consent to the incorporation by reference in the registration statement (File No. 2-66654)on Form S-8 of Noble Energy, Inc. of our report dated May 30, 2003, with respect to the statement of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and the related Supplemental Schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Noble Energy, Inc. Thrift and Profit Sharing Plan.



                                    KPMG LLP


Oklahoma City, Oklahoma
June 27 , 2003